 Exhibit 99.2

FIRST AMENDMENT
TO SUBSCRIPTION AGREEMENT

This First Amendment to Subscription Agreement, dated as of September 19, 2018 (this “Amendment”), is entered into by and between China AI Capital Limited, a company incorporated and existing under the laws of the British Virgin Islands, with its registered office at c/o Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands (“Investor”), and Link Motion Inc., an exempted company incorporated and existing under the laws of the Cayman Islands, with a place of business at No. 4 Building, 11 Heping Li East Street, Dongcheng District, Beijing 100013, The People’s Republic of China (the “Issuer”) (the Investor and the Issuer may be singularly or collectively referred to in this Amendment as a “Party” or the “Parties”, respectively).

RECITALS

WHEREAS, the Issuer and Investor have entered into that certain subscription agreement, dated July 19, 2018 (the “Subscription Agreement”), pursuant to which the Investor agreed to subscribe for and purchase from the Issuer 70,175,439 shares (the “Acquired Shares”) of the Issuer’s Class B common shares, par value U.S$0.0001 per share (the “Class B Shares”), for a purchase price of U.S.$0.285 per Class B Share, or the aggregate purchase price of U.S.$20,000,000 (TWENTY MILLION U.S. DOLLARS) (the “Purchase Price”), and the Issuer agreed to issue and sell to Investor the Acquired Shares in consideration of the payment of the Purchase Price by the Investor to the Issuer, in each case at the times and subject to the conditions set forth in the Subscription Agreement;

WHEREAS, the Issuer has notified Investor that it is not able to comply with the closing conditions set forth in Sections 2d(ii) and 2d(iii) of the Subscription Agreement (the “Subject Provisions”) as of September 19, 2018 and, as a result, Investor is not required to consummate the Closing on or before the Closing Date;

WHEREAS, the Issuer and the Investor wish to provide the Issuer with more time to comply with the Subject Provisions and all of the other conditions to Closing set forth in Section 2d of the Subscription Agreement in order to consummate the Closing; and

WHEREAS, the Issuer and Investor desire to amend the Subscription Agreement as hereinafter set forth;

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

SECTION 1. Definitions. When used herein, capitalized terms that are not otherwise defined herein have the respective meanings assigned thereto in the Subscription Agreement.

SECTION 2. Amendments. Effective on the date hereof the provisions of the Subscription Agreement referred to below are hereby amended in accordance with this Section 2 and with Section 9e of the Subscription Agreement.

(a)                Section 2b of the Subscription Agreement is hereby amended by deleting the existing Section 2b in its entirety and substituting the following therefor:

First Amendment to Subscription Agreement

b.       In the event that the Closing has not occurred by November 19, 2018, the Issuer shall, and Investor hereby acknowledges and agrees that the Issuer is empowered to, (i) declare the unpaid portion of the Acquired Shares forfeited to the Issuer and to cancel such unpaid portion of the Acquired Shares pursuant to the Memorandum and Articles (as defined below); and (ii) take such actions as may be necessary or advisable to implement such declaration.

SECTION 3. Representations and Warranties of the Issuer. The Issuer represents and warrants to Investor on the date hereof as follows:

(a)                Power and Authority. The Issuer has full power, authority and legal right to make and perform its obligations under this Amendment.

(b)                Due Authorization, Etc. The execution, delivery and performance by the Issuer of this Amendment have been duly authorized by all necessary corporate action on the part of the Issuer and do not contravene: (i) its organizational documents, (ii) any applicable law, decree, judgment, award, injunction or similar legal restriction in effect, or (iii) any document or other contractual restriction binding upon or affecting it or any of its properties.

(c)                Legal Effect. This Amendment has been duly executed and delivered by the Issuer and is the legal, valid and binding obligation of the Issuer, enforceable against the Issuer in accordance with its terms, except as may be limited by bankruptcy, insolvency or similar laws affecting the enforcement of creditors’ rights generally and as may be limited by equitable principles of general applicability.

(d)                Reaffirmation of Representations and Warranties. The representations and warranties of the Issuer contained in the Subscription Agreement are true and correct on the date hereof.

SECTION 4. Representations and Warranties of Investor. Investor represents and warrants to the Issuer on the date hereof as follows:

(a)                Power and Authority. Investor has full power, authority and legal right to make and perform its obligations under this Amendment.

(b)                Due Authorization, Etc. The execution, delivery and performance by Investor of this Amendment have been duly authorized by all necessary corporate action on the part of Investor and do not contravene: (i) its organizational documents, (ii) any applicable law, decree, judgment, award, injunction or similar legal restriction in effect, or (iii) any document or other contractual restriction binding upon or affecting it or any of its properties.

(c)                Legal Effect. This Amendment has been duly executed and delivered by Investor and is the legal, valid and binding obligation of the Issuer, enforceable against Investor in accordance with its terms, except as may be limited by bankruptcy, insolvency or similar laws affecting the enforcement of creditors’ rights generally and as may be limited by equitable principles of general applicability.

(d)                Reaffirmation of Representations and Warranties. The representations and warranties of Investor contained in the Subscription Agreement are true and correct on the date hereof.

SECTION 5. Reference to and Effect on the Subscription Agreement.

(a)                On and after the effectiveness of this Amendment, each reference in the Subscription Agreement to “this Agreement,” “this Subscription Agreement,” “hereunder”, “hereof” or words of like import referring to the “Subscription Agreement” shall mean and be a reference to the Subscription Agreement, as amended hereby.

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(b)                The Subscription Agreement, as specifically amended by this Amendment, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed.

SECTION 6. Captions. The Section headings herein are for convenience of reference only and shall not affect the construction hereof.

SECTION 7. Execution in Counterparts. This Amendment may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Such counterparts shall together constitute but one and the same instrument. Delivery of an executed counterpart of a signature page of this Amendment by telecopy or in electronic (i.e., “pdf” or “tif”) format shall be effective as delivery of a manually executed counterpart of this Amendment.

SECTION 8. Governing Law. This Amendment, and any claim or cause of action hereunder based upon, arising out of or related to this Amendment (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Amendment, shall be governed by and construed in accordance with the substantive laws of Hong Kong, without giving effect to the principles of conflicts of law thereof.

SECTION 9. Waiver of Trial by Jury. THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF HONG KONG SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AMENDMENT AND THE DOCUMENTS REFERRED TO IN THIS AMENDMENT AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AMENDMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY SUCH A HONG KONG COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN THIS SECTION 9 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

[signature pages follow]

3	First Amendment to Subscription Agreement

IN WITNESS WHEREOF, each of the Issuer and Investor has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

LINK MOTION INC.

By:	/s/ Vincent Wenyong Shi
	Name:	Vincent Wenyong Shi
	Title:	Chairman and Chief Operating Officer

Date: September 25th, 2018

4	First Amendment to Subscription Agreement

INVESTOR

China AI Capital Limited

By:	/s/ Rui Chi
Name: Rui Chi
Title: Director

By:	/s/ Yu Li
Name: Yu Li
Title: Director

Date: September 25th, 2018

Name of Investor:

China AI Capital Limited
(Please print. Please indicate name and capacity of person signing above)

Email Address: larry.rui.chi@gmail.com

Business Address: Vistra Corporate Services Centre-: Wickhams Cay II, Road Town-:
Tortola VG1110, British Virgin Islands

Attn:

Telephone No.: +86-10-8409-8560-803

Facsimile No.: +86-10-8409-8873

5	First Amendment to Subscription Agreement